UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DT Asia Investments Limited
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

G2615J104
(CUSIP Number)

March 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. G2615J104

1	Names of Reporting Persons Polar Asset Management Partners Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 100,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 100,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 2.72%
12	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G/A

CUSIP No. G2615J104

This Amendment No. 2 (this “Amendment 2”) amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on October 10, 2014 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed with the SEC on February 13, 2016 ("Amendment No. 1" and the Original Schedule 13G as amended by Amendment No. 1 and this Amendment No. 2, the Schedule 13G”) with respect to the Shares (as defined below) of the Company (as defined below). Capitalized terms not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13G.

Item 1.

(a)	Name of Issuer:

The name of the issuer is DT Asia Investments Limited (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at Room 1102, 11F, Beautiful Group Tower, 77 Connaught Road Central, Hong Kong.

Item 2.

(a)	Name of Person Filing:

This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws on Ontario, Canada, which serves as the investment advisor to Polar Multi Strategy Master Fund, a Cayman Islands exempted company ("PMSMF"), with respect to the Shares (as defined below) directly held by PMSMF.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Reporting Person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(c)	Citizenship:

The citizenship of the Reporting Person is set forth above.

(d)	Title and Class of Securities:

Ordinary shares, no par value (the "Shares")

CUSIP No.:

G2615J104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

SCHEDULE 13G/A

CUSIP No. G2615J104

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d -1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund manager registered with the Ontario Securities Commission and a broker-dealer registered with the Investment Industry Regulatory Organization of Canada.

Item 4.	Ownership

The percentages used herein are calculated based upon 3,671,674 Shares outstanding which is the difference of (i) 8,927,331 Shares outstanding as of February 29, 2016, as reported in the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on March 7, 2016, less (ii) 5,255,657 Shares that have been redeemed, as described in the Company's Current Report on Form 8-K filed with the SEC on April 5, 2016.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

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CUSIP No. G2615J104

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to investment fund managers and broker-dealers are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SCHEDULE 13G/A

CUSIP No. G2615J104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2016

POLAR ASSET MANAGEMENT PARTNERS INC.

/s/ Greg Lemaich
Name:	Greg Lemaich
Title:	General Counsel and Chief Compliance Officer